Exhibit 99.1

DEGOLYER AND MACNAUGHTON  500 I SPRING VALLEY ROAD  SUITE 800 EAST  DALLAS, TEXAS 75244  April 8, 2014  Venoco, Inc.  Denver Parent Corporation  370 17th Street  Suite 3900  Denver, Colorado 80202  Ladies and Gentlemen:  Pursuant to your request, we have conducted a reserves evaluation of the net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2013, of certain selected properties that Venoco, Inc. (Venoco) has represented it owns. You have represented to us that Denver Parent Corporation (DPC) owns 100 percent of the capital stock of Venoco, and that DPC has no reserves or operations other that through its ownership of Venoco. Accordingly, all statements in this report regarding Venoco’s properties and reserves shall also be deemed to apply to DPC. This evaluation was completed on April 8, 2014. The properties appraised consist of working and royalty interests located in California and Texas. Venoco has represented that these properties account for 100 percent on a net equivalent barrel basis of Venoco’s net proved reserves as of December 31, 2013. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4—10(a) (1)—(32) of Regulation S—X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Venoco.  Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2013. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Venoco after deducting all interests owned by others.

DEGOLYER AND MACNAUGHTON3 Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves. For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate. Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the legal pressure base of the state in which the interest is located. Condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributable to the leasehold interests according to processing agreements. Definition of Reserves Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)—(32) of Regulation S—X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

DEGOLYER AND MACNAUGHTON4 Proved oil and gas reserves — Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

DEGOLYER AND MACNAUGHTON5 (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities. (v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Developed oil and gas reserves — Developed oil and gas reserves are reserves of any category that can be expected to be recovered: Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Undeveloped oil and gas reserves — Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence (i) (ii) (iii) (iv)

DEGOLYER AND MACNAUGHTON6 using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty. The extent to which probable and possible reserves ultimately may be recategorized as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. No probable or possible reserves have been evaluated for this report. Primary Economic Assumptions The following economic assumptions were used for estimating existing and future prices and costs: Oil, Condensate, and NGL Prices Venoco has represented that the oil, condensate, and NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Venoco supplied differentials by field to a West Texas Intermediate Cushing reference price of $96.78 per barrel and the prices were held constant thereafter.

DEGOLYER AND MACNAUGHTON7 The volume-weighted average price attributable to estimated proved reserves was $98.37 per barrel for oil and condensate. The volume-weighted average price attributable to estimated proved reserves was $79.04 per barrel for NGL. Natural Gas Prices Venoco has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials to the Henry Hub price of $3.67 per million British thermal units and held constant thereafter. The volume- weighted average price attributable to estimated proved reserves was $4.409 per thousand cubic feet. Operating Expenses and Capital Costs Operating expenses and capital costs, based on information provided by Venoco, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation. Abandonment costs, net of salvage, were provided by Venoco for certain properties. Venoco did not provide values for properties in which the abandonment costs were equal to, or offset by, the salvage value. While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2013, estimated proved oil and gas reserves. The reserves estimated in this report can be produced under current regulatory guidelines.

DEGOLYER AND MACNAUGHTON8 Our estimates of Venoco’s net proved reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe): Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2013 Proved Oil and Condensate (Mbbl) NGL (Mbbl) Natural Gas (MMcf) Oil Equivalent (Mboe) Developed Producing 32,420 1,197 10,072 35,295 Developed Nonproducing 865 26 322 945 Undeveloped 15,710 556 3,322 16,820 Total Proved 48,995 1,779 13,716 53,060 Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent. In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and natural gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9, of the Accounting Standards Update 932-235-50, Extractive Industries — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)—(32) of Regulation S—X and Rules 302(b) and 1201, 1202(a)(1), (2), (3), (4), (8) and 1203(a) of Regulation S—K of the SEC; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year. To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

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DeGolyer and MacNaughton

Our estimates of Venoco's net proved reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2013			
	Oil and Condensate (Mbbl)	**NGL (Mbbl)**	**Natural Gas (MMcf)**	**Oil Equivalent (Mboe)**
Proved				
Developed Producing	32,420	1,197	10,072	35,295
Developed Nonproducing	865	26	322	945
Undeveloped	15,710	556	3,322	16,820
Total Proved	**48,995**	**1,779**	**13,716**	**53,060**

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and natural gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9, of the Accounting Standards Update 932-235-50, *Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures* (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b) and 1201, 1202(a)(1), (2), (3), (4), (8) and 1203(a) of Regulation S–K of the SEC; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DEGOLYER AND MACNAUGHTON9 DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Venoco or DPC. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Venoco and DPC. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report. Submitted, DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716 Gregory K. Graves, P.E. Senior Vice President Degolyer and MacNaughton

CERTIFICATE of QUALIFICATION I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify: That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Venoco dated April 8, 2014, and that I, as Senior Vice President, was responsible for the preparation of this report. That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 29 years of experience in oil and gas reservoir studies and reserves evaluations. DEGOLYER AND MACNAUGHTON Gregory K. Graves, P.E. Senior Vice President Degolyer and MacNaughton